	EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Nine months ended
	June 30
	2014	2013
EARNINGS
Income from continuing operations	$98	$218
Income tax expense	3	55
Interest expense	112	169
Interest portion of rental expense	20	21
Amortization of deferred debt expense	11	62
Distributions less than earnings of unconsolidated affiliates	(15)	(13)
	$229	$512

FIXED CHARGES
Interest expense	$112	$169
Interest portion of rental expense	20	21
Amortization of deferred debt expense	11	62
Capitalized interest	1	1
	$144	$253

RATIO OF EARNINGS TO FIXED CHARGES	1.59	2.02